UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 000-54586
FORM 12b-25	CUSIP NUMBER 101150 100
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐  Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________

PART I – REGISTRANT INFORMATION
Boston Therapeutics, Inc. Full Name of Registrant
_____________________ Former Name if Applicable
1750 Elm Street, Suite 103 Address of Principal Executive Office (Street and Number)
Manchester, NH 03104 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

Boston Therapeutics, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2012 within the prescribed time period because the Company requires additional time to finalize its financial statements for review by its independent accountant. The Company expects to file the report within the extension period.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Platt (Name)	617 (Area Code)	510-2539 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the year ended December 31, 2012 was $42,254, compared to $4,112 for the prior year, an increase of $38,142.  Revenues for both periods were generated from the sale of the Company’s SUGARDOWN® product.  The increase was a result of 2012 being the first full calendar year of sales for SUGARDOWN®.

Cost of goods sold for the year ended December 31, 2012 were $56,859, compared to $6,375 for the prior year, an increase of $50,484. Cost of goods sold consisted primarily of the cost of the SUGARDOWN® product, shipping and fulfillment costs.  The increase was primarily due to a full year of cost related to the sales of SUGARDOWN®.

General and administrative expense for the year ended December 31, 2012 was $1,036,566, compared to $408,454 for the prior year, an increase of $628,112.  The overall increase is primarily the result of increases in stock based compensation, which increased approximately $336,000; and consulting and investor relations expenses, which increased approximately $200,000. In addition, filing fees increased approximately $30,000, payroll expenses increased approximately $20,000 and rent expense increased approximately $17,000.

Boston Therapeutics, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ David Platt
Name: David Platt
Date April 1, 2013		Title: Chief Executive Officer